Confidential Treatment of Portions of this Letter Has Been Requested by Bank of America Corporation Pursuant to 17 C.F.R. § 200.83. Brackets denote such omissions.

July 1, 2011

Ms. Suzanne Hayes

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Bank of America Corporation (the Corporation)

Form 10-K for the year ended December 31, 2010

Filed February 25, 2011

File No. 001-6523

Form 10-Q for the quarterly period ended March 31, 2011

Filed May 5, 2011

Dear Ms. Hayes:

We have received and reviewed your letter dated June 6, 2011. The following are our responses to each of your comments and requests. For ease of reference, we have repeated the Staff’s comments. Our responses are intended to address the comments and questions raised by the Staff. We would be pleased to continue to work with the Staff in resolving any matter requiring further attention.

Form 10-K for the Fiscal Year Ended December 31, 2010

Risk Factors, page 8

Adverse changes to our credit ratings from the major credit ratings agencies could have a material adverse effect on our liquidity, cash flows, competitive position…page 8

1.	In future filings, please note which credit agencies have issued a negative watch and quantify the expected impact of a one and two notch downgrade in credit ratings.

Response:

In the Risk Factor disclosure regarding risks related to adverse changes to our credit ratings in future filings, we will continue to disclose which credit ratings agencies have placed our credit ratings on negative watch. We will also include a cross reference in our Risk Factors disclosure to the credit ratings section of Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) and the notes to the consolidated financial statements where we provide additional qualitative and/or quantitative disclosures regarding the known impact from a reduction in certain of our credit ratings, including Note 4 – Derivatives to the consolidated financial statements included in the Corporation’s Annual Report on Form 10-K for the year ended December 31, 2010 (the 2010 Form 10-K). This note provides information regarding the additional collateral and termination payments that would be required in connection with certain over-the-counter derivatives contracts and other trading agreements as a result of a downgrade by one and two[1] levels in our long-term

1 Note 4 only discusses additional collateral and termination payments resulting from one and two notch downgrades.

credit ratings. With regard to additional quantitative impacts from a one and two notch downgrade in our credit ratings, such quantification is inherently uncertain as it would depend upon numerous dynamic, complex and inter-related factors and assumptions, including whether downgrades to our long-term ratings precipitate downgrades to our short-term ratings and assumptions about the behavior of various customers, investors and counterparties, whose responses to any downgrade are not certain. Accordingly, the Corporation believes that additional quantification beyond the contractual elements we currently disclose would not be meaningful to investors.

Mortgage and Housing Market-Related Risk, page 9

2.	We note your statements on page 81 relating to the total debt restructurings that were non-performing as of December 31, 2010. Please discuss the non-performance and delinquency rates related to loan modifications and TDRs and the impact they are likely to have on your operations. To the extent any of the modifications are re-modifications, please include this information in the discussion. If you do not believe nonperformance or delinquency following modification or restructuring presents a significant risk, please tell us the basis for your belief.

Response:	As discussed on page 81 of the 2010 Form 10-K, loan modifications are generally considered troubled debt restructurings (TDRs). Substantially all (approximately 98 percent) of our loan modifications were determined to be TDRs during the year ended December 31, 2010. The remaining modifications that are not TDRs are deemed insignificant and thus are not discussed herein. We currently provide extensive disclosures regarding TDRs on pages 81-82 in our 2010 Form 10-K, including the balances of performing, nonperforming and collateral dependent TDRs by loan type (residential mortgage, home equity, discontinued real estate TDRs). The performance of loan modifications and TDRs are already reflected within the overall credit statistics related to our consumer portfolios (residential mortgage, home equity and discontinued real estate portfolios).

On a supplemental basis, we provide the Staff with the following information regarding accruing and non-accruing TDRs as well as the re-modification balances (which represent 4 percent of total TDRs) by product and vintage below.

	December 31, 2010
	Residential			Home Equity			Discontinued Real Estate
(Dollars in millions)	Accruing	Non-Accruing	Total	Accruing	Non-Accruing	Total	Accruing	Non-Accruing	Total

Vintage
Pre 2009	$303	$93	$396	$63	$36	$99	$9	$4	$13
1Q 09	906	461	1,367	126	63	189	114	114	228
2Q 09	1,425	579	2,004	343	149	492	15	20	35
3Q 09	1,200	353	1,553	178	71	249	14	13	27
4Q 09	723	201	924	176	53	229	18	12	30
1Q 10	905	304	1,209	141	63	204	7	11	18
2Q 10	1,033	425	1,458	92	58	150	8	19	27
3Q 10	941	410	1,351	18	34	52	1	7	8
4Q 10	1,055	471	1,526	46	12	58	2	6	8

Total	$8,491	$3,297	$11,788	$1,183	$539	$1,722	$188	$206	$394

Modifications			11,343			1,617			374
Re-modifications (1)			445			105			20

Total			$11,788			$1,722			$394

(1) Re-modifications were tracked beginning in January 2009.

As discussed on page 146 of the 2010 Form 10-K, TDRs are reviewed in accordance with applicable accounting guidance. If necessary, a reserve is established if they are deemed to be impaired. The amount of impairment is primarily determined based on the net present value of payments expected to be received, discounted at the loans’ original effective contractual interest rate. For TDRs that are deemed to be solely dependent on the collateral for repayment (collateral dependent), the estimated fair value of the TDR is the collateral less estimated costs to sell. If the recorded investment in the TDR exceeds this amount, a specific allowance is established as a component of the allowance for loan and lease losses unless they are consumer real estate loans that are solely dependent on the collateral for repayment, in which case the initial amount that exceeds the fair value of the collateral is charged off as of the modification date.

The underlying models used to determine the net present value predict cash flows associated with scheduled payments, prepayments, defaults, and losses given default. Therefore, we believe the impact of non-performance and delinquencies are properly accounted for within our TDR reserves. Additionally, as discussed in our complex accounting estimates on page 107 of the 2010 Form 10-K, we provided investors with a sensitivity analysis as of December 31, 2010 where we decreased the discounted cash flows by one percent on these TDRs in combination with a one percent increase in the loss rates on loans collectively evaluated for impairment in our home loans portfolio segment excluding purchased credit impaired (PCI) loans. Based on this sensitively analysis, no significant risk was deemed associated with the TDR reserves.

We do not believe the potential losses from such modified or restructured loans in excess of what has already been reserved for through the allowance for loan and lease losses will be material to our results of operations or that additional risk factor disclosure related to loan modifications and TDRs is necessary. However, similar to the risk factor disclosure regarding credit risk, in the risk factor disclosure regarding mortgage and housing market-related risks in future filings, we will also include a cross reference to the discussion of our credit risk and credit risk management policies and procedures in the MD&A.

3.	Please include a risk factor discussion addressing the possible losses due to the rapid amortization of the home equity securitization trusts. We note your statement in footnote 8 to the financial statements that the maximum funding obligation attributable to rapid amortization cannot be calculated as a home equity borrower has the ability to pay down and redraw balances.

Response:	As disclosed in Note 8 – Securitizations and Other Variable Interest Entities to the consolidated financial statements included in the 2010 Form 10-K, the Corporation evaluates each of the home equity securitizations for which the Corporation has an obligation to provide subordinate advances that have entered rapid amortization for potential losses due to non-recoverable advances by estimating the amount and timing of future losses on the underlying loans, the excess spread available to cover such losses and potential cash flow shortfalls during rapid amortization. The charges that will ultimately be recorded as a result of the rapid amortization events depend on the performance of the loans, the amount of subsequent draws and the timing of related cash flows. At December 31, 2010 and 2009, the reserve for losses on expected future draw obligations on the home equity loan securitizations in or expected to be in rapid amortization was $131 million and $178 million, respectively.

As discussed above, a key factor in evaluating the potential losses due to non-recoverable advances is the amount of subsequent draws. While we cannot calculate the maximum funding obligation attributable to rapid amortization because a home equity borrower has the ability to pay down and re-draw balances, this exposure is tied to available credit on the home equity lines. At December 31, 2010, home equity loan securitization transactions in rapid amortization, including both consolidated and unconsolidated trusts, had $12.5 billion of trust certificates outstanding and the collateral underlying the transactions was $13.1 billion of home equity lines of credit with unpaid principal balances of $12.4 billion. At December 31, 2010, undrawn available credit was $639 million, which represented approximately five percent of the home equity lines included in the securitization trusts in rapid amortization. As a result, we do not believe possible losses due to the rapid amortization of home equity securitization trusts will have a significant impact on our business, operations or financial condition. Accordingly, in our judgment the risks associated with these transactions do not warrant Risk Factor disclosure.

In future filings, beginning with our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011, we will consider additional disclosures in our securitizations and other variable interest entities footnote regarding possible losses due to rapid amortization of home equity securitization trusts.

4.	We note your disclosure regarding the December 31, 2010 agreements you reached with Freddie Mac and Fannie Mae to resolve repurchase claims involving first-lien residential mortgage loans sold directly to them by entities related to legacy Countrywide. It does not appear that those agreements have been filed with us. Please file the agreements or, if you do not believe you are required to do so, provide us with a detailed analysis supporting your conclusion.

Response:	The Corporation believes that the December 31, 2010 agreements (the GSE Agreements) with Fannie Mae and Freddie Mac (collectively, the GSEs) are not material definitive agreements that are required to be disclosed under Item 1.01 of Form 8-K or material contracts required to be filed as exhibits under Item 601(b)(10) of Regulation S-K. Accordingly, we disclosed information related to the GSE Agreements under Item 8.01 (Other Events) of our Current Report on Form 8-K filed on January 3, 2011 (the January 3, 2011 8-K) and have not filed the GSE Agreements as exhibits.

As disclosed in the January 3, 2011 8-K, the agreement with Freddie Mac extinguishes all outstanding and potential mortgage repurchase and make-whole claims arising out of any alleged breaches of selling representations and warranties related to loans sold by legacy Countrywide to Freddie Mac through 2008 (787,000 loans with a total unpaid principal balance of $127 billion), subject to certain exceptions, which the Corporation does not believe will be material. The agreement provides for a cash payment to Freddie Mac of $1.28 billion, which was made on December 31, 2010. The agreement with Fannie Mae substantially resolves the existing pipeline of repurchase and make-whole claims outstanding as of September 20, 2010 arising out of alleged breaches of selling representations and warranties related to loans sold by legacy Countrywide to Fannie Mae. The agreement provides for a net cash payment to Fannie Mae of $1.34 billion, which was made on December 31, 2010, after applying certain credits to the agreed-upon amount of $1.52 billion. The Fannie Mae agreement extinguishes all outstanding and potential selling representations and warranties claims on 12,045 legacy Countrywide loans (approximately $2.7 billion of unpaid principal balance). The agreement also resolves specific outstanding repurchase or make-whole claims, or extends the cure period for missing documentation-related claims, on an additional 5,760 legacy Countrywide loans (approximately $1.3 billion of unpaid principal balance).

The Corporation believes that it is not required to file the GSE Agreements under Item 1.01, as (i) each of the agreements reflect the kind of business ordinarily conducted by the Corporation and were made in the ordinary course of the Corporation’s business and (ii) none of the agreements constitutes a material contract upon which the Corporation is “substantially dependent” as discussed in Item 601(b)(10)(ii)(B) of Regulation S-K. The GSE Agreements also do not fall within any of the other categories of contracts identified in Item 601(b)(10)(ii) that require a contract made in the ordinary course of business to be filed.

The GSE Agreements should be viewed as having been in the ordinary course of the Corporation’s business. The GSE Agreements resolve outstanding commercial disputes for payment of a sum of money, which represent a type of agreement common to the Corporation’s operations. Entry of an agreement to resolve commercial disputes is a frequent activity for a business of the Corporation’s size and complexity and should be contrasted with activities like a significant merger or acquisition or disposition that might not be in the ordinary course of the Corporation’s business. The GSE Agreements also dealt specifically with matters (sales of mortgage loans and the resolution of repurchase claims) that are part of the Corporation’s regular business activities. Moreover, the Corporation is not “substantially dependent” on the GSE Agreements. Item 601 (b)(10)(ii)(B) identifies the kinds of agreements upon which a registrant’s business might substantially depend. Specifically, Item 601 (b)(10)(ii)(B) lists: “continuing contracts to sell the major part of a registrant’s products or services or to purchase the major part of a registrant’s requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.” These types of contracts all involve a high level of dependence by a corporation on an agreement for the continued operations of its business. Unlike these listed contracts, the Corporation does not rely upon the GSE Agreements for its continuing operations. Rather, the GSE Agreements provide for a mere cash payment of a specified amount by the Corporation at a specified time to designated parties. While the agreements’ function of eliminating certain exposures to repurchase obligations was advantageous to the Corporation, its importance to investors should be considered in the context of a business of the Corporation’s size.

Further, the Corporation believes that it has already disclosed the significant terms of the GSE Agreements in the January 3, 2011 8-K and in the 2010 Form 10-K. Moreover, the Corporation detailed the payment provisions of each GSE agreement in both the press release attached to the January 3, 2011 8-K and on page 9 of the 2010 Form 10-K. In the press release, the Corporation explained the specific amounts required to be paid to Freddie Mac and Fannie Mae under the agreements and the date on which those payments were made. It also announced that in the fourth quarter of 2010, it expected to take a provision of approximately $3.0 billion related to repurchase obligations for residential mortgage loans sold by its affiliates directly to Freddie Mac and Fannie Mae as a result of the GSE Agreements and adjustments to the representations and warranties liability for other loans sold directly to the GSEs not covered by the GSE Agreements. Accordingly, the Corporation has determined that additional detailed terms of the GSE Agreements are not material to the Corporation as a whole.

Government measures to regulate the financial industry, including the Financial Reform Act either individually, in combination or in the aggregate, could require us to change certain of our business practices… page 14

5.	This risk factor discussion includes a list of practices that may be affected without including a discussion of the potential impact. While it may be difficult to discuss the actual effects of some of the changes prior to the completion of required rulemakings, you should discuss the significance of the affected activities to your operations. For example: quantify your revenues from debit interchange fees; quantify the expected impact of the change in FDIC assessments; and discuss the expected impact of heightened capital and liquidity requirements.

Response:

As indicated in your comment, it is generally impracticable to meaningfully discuss the effects of potential regulatory changes prior to the adoption of final rules. In future risk factor disclosure or elsewhere in our disclosure, as appropriate, we will continue to disclose the potential impact from rulemaking to the extent reasonably quantifiable, as required under federal securities laws. For example, in our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010, we disclosed the expected impact of the rules limiting debit card interchange fees. In addition, in our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011 (the First Quarter 2011 Form 10-Q), we provided the following update relating to Federal Deposit Insurance Corporation deposit insurance assessments: “As a result of the new regulations, we expect our 2011 deposit insurance assessments to increase by approximately $300 million.” We will also provide updates regarding regulations affecting the financial services industry as rules are finalized to the extent appropriate and helpful to investors. We believe, however, that disclosure of the potential significance of certain potentially affected activities to our operations in the manner you suggest would not be helpful to a reader of our financial statements. For example, many aspects of financial regulatory reform remain subject to significant interpretation or change even as of the writing of this comment letter response, including, without limitation, the actual timing and contours of debit interchange fee changes, and the scope of potentially heightened capital and liquidity requirements. We will continue to update our disclosure on these matters in future risk factor or other disclosures, as appropriate, as the rulemaking posture on matters material to us matures and we are able to reasonably project the potential impact from the referenced rulemaking.

6.	Additionally, please consider discussing possible changes to the tax code and the GSEs conservatorship as separate standalone risks. These discussions should also address the potential consequences to your operations.

Response:	We acknowledge the Staff’s comment. In future filings where we provide risk factor disclosure concerning risks from possible changes to the United States corporate income tax, or issues associated with the conservatorships of the GSEs (including, without limitation, GSE reform), we will discuss such risks as separate stand alone risk factors and discuss the potential consequences to our operations.

Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Highlights

Noninterest Income, page 28

7.	We note that your noninterest income comprises a significant portion of your consolidated net revenues, and that this income is generated from various revenue sources in both your traditional banking and investment banking businesses. Please revise your future filings either here or in your accounting policy footnote to provide clear disclosure of your various revenue sources, including how such revenues are derived, in which line items they are reported and the manner in which they are recognized in your financial statements. For example, please ensure your disclosure addresses the following:

a)	As it relates to investment banking income, clarify whether it is recognized net of expenses, and address how non-reimbursed expenses are accounted for and classified;

b)	Address the types of income streams included within investment and brokerage services revenues and how those different revenue streams are recognized; and

c)	As it relates to card income and service fees, discuss the types of fees charged and address how uncollectible fees are accounted for (charged through the provision or reversed through noninterest income).

Response:	In our Financial Highlights section and elsewhere in future filings, beginning with our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011, we will provide additional disclosures related to the sources of these revenues and the manner by which these revenues are derived, in which line items they are reported and the manner in which they are recognized. At a minimum, the disclosures will include the items referenced in your comment and address the following:

•

Investment banking income consists primarily of advisory and underwriting fees which we recognize as the services are completed and no contingencies exist. Revenues are generally recognized net of any direct expenses. Non-reimbursed expenses are accounted for as a noninterest expense and classified in their respective expense line item.

•	Investment and brokerage services revenues consist primarily of asset management fees and brokerage income. Asset management fees consist primarily of fees for investment management and trust services. Asset management fees are generally based on the amount of assets being managed. Brokerage income is generally derived from commissions earned on the sale of various financial products. Investment and brokerage services revenues are recognized over the period the services are provided or when commissions are earned.

•

Card income is derived from interchange fees, cash advance fees, annual fees, late fees, over-limit fees and other miscellaneous fees. These fees are recorded as revenue when earned, primarily on an accrual basis. Uncollected fees are included in the customer card receivable balances with an amount recorded in the allowance for loan and lease losses for estimated uncollectible card income receivables. If a card receivable is written off against the allowance for loan and lease losses, the revenue line item applicable to the accrued card income is reversed with a corresponding credit to the provision for loan and lease losses.

•

Service fees include insufficient funds fees, overdraft fees and other banking service fees. The fees are recorded as revenue when incurred. Uncollected fees are included in loan balances with an amount recorded for estimated uncollectible service fee receivables. If a service fee receivable is written off against the allowance for loan and lease losses, the revenue line item applicable to the service fees is reversed with a corresponding credit to the provision for loan and lease losses.

Components of Global Banking & Markets

Sales and Trading Revenue, page 46

8.	We note your discussion of sales and trading revenue on pages 46 and 158. Please respond to the following and expand your disclosures in future filings to address the following:

a)	Tell us and expand your disclosures to provide further discussion of the types of instruments that generate the sales and trading revenue by type of risk and how those instruments affect the financial statement line items. For example, discuss how interest rate derivatives generate sales and trading revenue (changes in fair value which reflect X line item, and fee charged to customer, which affects X line item, etc);

Response:	Sales and trading revenue for the Global Banking & Markets (GBAM) segment includes changes in the fair value and gains/losses on the sales of trading and other assets, net interest revenue, and fees primarily from commissions on equity securities. Sales and trading revenue is generated through several different channels that can vary between and within markets. For example, in the foreign exchange market, often a client will call the sales desk and ask for a price on a specific foreign exchange transaction. The client’s sales associate will contact the trading desk to determine the price. Revenue is generated by the difference in the client price and the price at which the trading desk can execute the trade in the dealer market. That revenue is reflected in trading account profits (losses) as described below.

Sales and trading revenue by product are recorded as follows:

•

For equity securities, commissions related to purchases and sales are recorded in other revenues on the income statement. Changes in the fair value of these securities are included in trading account profits (losses).

•	For debt securities, revenue, with the exception of interest, is typically included in trading account profits (losses). Unlike commissions for equity securities, the initial revenue related to broker/dealer services for debt securities is included in the pricing of the instruments rather than charged through separate fee agreements. Therefore, this revenue is recorded in trading account profits (losses) as part of the initial mark to fair value. In transactions where the Corporation acts as agent (which includes exchange traded futures and options), fees are earned and recorded in other revenue.

•

For derivatives, all revenue is included in trading account profits (losses). Similar to debt securities, the initial revenue related to dealer services is included in the initial pricing of the instrument rather than charged through separate fee agreements. Therefore, this revenue is recorded in trading account profits (losses) as part of the initial mark to fair value.

•

Certain instruments, primarily loans, held by the GBAM segment are not considered trading instruments. Gains/losses on sales and changes in fair value of these instruments, where applicable (e.g., the fair value option has been elected) are reflected in other revenues.

•	Interest revenue for debt securities and loans is included in net interest revenue.

Sales and trading revenue for the GBAM segment at December 31, 2010 is comprised of the following (in millions):

	Total	FICC*	Equity

Trading account profits	$9,595	$7,925	$1,670
Other revenue (1)	3,279	825	2,454
Net interest revenue (2)	4,429	4,408	21

Total sales and trading revenue	$17,303	$13,158	$4,145

*Fixed income, currencies and commodities (1) Includes total fee revenue of $2,361, $149 from FICC and $2,212 from Equity. (2) Includes $274 of net interest income on a FTE basis.

We will provide this qualitative and quantitative disclosure in future filings, beginning with our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011.

b)	Describe the significant drivers of the sales and trading revenue. For example, discuss how much of the revenue is driven by transaction fees versus changes in fair value of the instruments;

Response:	See our response to comment 8(a) above.

c)	Tell us in more detail how sales and trading revenue is generated by customer demand, the steps you take to fill the order, and how the associated revenue line items are affected. For example, if a customer requests a foreign exchange swap, discuss the types of fees charged for the transaction, and whether the sales and trading revenues you would recognize is the other side of the swap transaction that the customer requested;

Response:	See our response to comment 8(a) above.

d)	Given that the total trading account profits (losses) on page 158 of your derivatives footnote nearly ties to the consolidated income statement for all years presented , it appears trading profits (losses) is made up almost entirely of derivative products. Please clarify if that is true. If so, tell us where you include trading gains (losses) from your non-derivative contracts, including things such as sales of trading securities, and quantify the amounts, and

Response:	The table on page 158 of the 2010 Form 10-K shows the trading account profits and losses from sales and trading activities, which are conducted by our GBAM segment. It includes both derivative and non-derivative instruments which we believe is appropriate under Accounting Standards Codification (ASC) 815-10-50-4F. We will provide additional clarifying disclosures beginning with our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011 that indicates that the trading accounts profits and losses from sales and trading activities conducted in our GBAM segment includes derivative and non-derivative instruments.

e)	Clarify why the total “trading account profits (losses)” on page 158 doesn’t tie to the consolidated income statement line item “trading account profits (losses).”

Response:	There is a difference between the trading account profits (losses) in the table on page 158 of the 2010 Form 10-K and trading account profits (losses) on the income statement because the trading profits in the income statement include trading activities in GBAM and segments other than GBAM. In future filings, beginning with our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011, we will add clarifying language.

Liquidity Risk, page 67

Global Excess Liquidity Sources and Other Unencumbered Assets, page 67

9.	We note your disclosures and table 16 showing the global excess liquidity sources as of December 31, 2010 and 2009. Given the significant increase in the balance over the prior year (57% increase in global excess liquidity sources as of December 31, 2010), and the distinct possibility of significant daily variations in the balances, in future filings please also provide this disclosure on an average balance for the period. Additionally, given the significance of the balances, and the different securities held, please consider providing more quantitative information about the amount of each asset type held as part of the excess liquidity pool.

Response:	In future filings, beginning with our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011, we will include our global excess liquidity sources average balances for the periods reported. While we believe that the current disclosure provides all material information to evaluate our excess liquidity sources and balances, we will consider how our disclosures can be enhanced, including your suggestions, to provide further transparency of our global excess liquidity sources.

Credit Risk Management, page 71

Consumer Credit Portfolio - Home Equity, page 75

10.	We note your discussion of your home equity portfolio, including your tabular disclosures of key credit statistics and geographic concentrations. Please respond to the following and expand your disclosures in future filings to address the following:

a)	Tell us whether you are able to track whether the first lien position is in default, regardless of whether you hold the first lien loan. If so, please tell us the results of that data and consider providing disclosure of this information in future filings;

Response:

For home equity loans in which we hold the first-lien loan, we are able to track whether the first-lien loan is in default. In order to determine delinquency status of third-party serviced first-lien loans in front of our more junior loan, we undertake a process to match our borrower information and credit bureau data. Although a match is found greater than 95 percent of the time, the credit bureau provides the status of the most delinquent mortgage loan for the borrower. For example, if a borrower has two mortgages and one is delinquent and one is not, the credit bureau reports information on the delinquent mortgage. Because the credit bureau database we use does not include a property address for the mortgages, we are unable to identify with certainty whether a reported delinquent first mortgage pertains to the same property for which we hold a second or more junior lien loan. Therefore, we conservatively assume the delinquent loan is senior to our more junior loan.

Additionally, the credit bureau data that we use does not provide granular delinquency aging data beyond 120 days past due, which limits our ability to further stratify this severely delinquent population.

As of May 31, 2011, we held for investment $4.9 billion of current (i.e., not delinquent) second-lien or more junior loans (excluding those modified in a TDR) that were behind a delinquent first-lien loan. We service the first-lien loans on $1.6 billion of that amount, with the remaining $3.3 billion serviced by third parties. Of the $4.9 billion current second-lien loans, we estimate approximately $2.5 billion had first-lien loans that were 120 days past due, of which approximately $1.9 billion had first-lien loans serviced by third parties and we have therefore assumed the worst delinquency status of all outstanding mortgages for the borrower as discussed above.

In future filings, beginning with our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011, we will include disclosure that provides a similar level of detail to that which is discussed above.

b)	Tell us and disclose the percentage of the home equity loan portfolio where you also hold the first lien;

Response:	In future filings, beginning with our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011, we will include the following additional disclosure:

As of March 31, 2011, home equity loans that were in a second-lien or more junior position and where we also held the first-lien loan totaled $41.9 billion or 35 percent of our home equity portfolio excluding the PCI portfolio.

c)	Tell us whether the default and delinquency statistics for the home equity loans where you also hold the first lien show a different trend than situations where you do not also hold the first lien loan;

Response:	As of March 31, 2011, our 30-plus days past due performing loans as a percentage of the total home equity outstandings (excluding PCI) related to those loans in which we hold the first lien was 1.75 percent as compared to 1.38 percent where we do not service the first. Our nonperforming loans as a percentage of total home equity outstandings (excluding PCI) related to those loans in which we hold the first-lien loan were 1.57 percent as compared to 2.40 percent where we do not service the first. Our servicing policies are applied consistently whether we own and/or service the first or more junior loan.

In future filings, beginning with our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011, we will include disclosure that provides a similar level of detail to that which is discussed above.

d)	Tell us and enhance disclosures in future filings to provide a discussion of how many borrowers are only paying the minimum amount due on the home equity loan;

Response:

Although we do not actively track how many of our home equity customers only pay the minimum amount due on their home equity loans and lines, we can infer some of this information through a review of our home equity line of credit (HELOC) portfolio that we service and that is still in its revolving period (i.e., customers may draw on and repay their line of credit, but are generally only required to pay interest on a monthly basis). During the first quarter of 2011, approximately 55 percent of these customers did not pay down any principal on their HELOCs.

In future filings, beginning with our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011, we will include disclosure that provides a similar level of detail to that which is discussed above.

e)	Describe the terms of the home equity loans in more detail. For example, tell us how long the draw periods are for the loans and provide data on when the loans convert to amortizing; and

Response:	Our home equity portfolio is made of home equity lines of credit, home equity loans and reverse mortgages that are either in a first-lien or more junior position.

•

As of March 31, 2011, our HELOC portfolio had an outstanding balance of $109.7 billion. Our HELOC portfolio consisted of virtually all variable rate loans that are tied to the prime rate of interest with approximately 75 percent of the portfolio having a spread of plus or minus 1 percent. These loans generally have an initial draw period of ten years with approximately 15 percent of the portfolio having a draw period of 5 years with a 5 year renewal option. During the initial draw period, the borrowers are only required to pay the interest due on the loans on a monthly basis. After the initial draw period ends, the loans generally convert to amortizing payment structures that amortize over a 15 year term.

•

As of March 31, 2011, our home equity loan portfolio had an outstanding balance of $22.8 billion. Home equity loans are almost all fixed rate loans with an amortizing payment. The term of these loans range from 10 to 30 years with approximately 80 percent with 25 to 30-year terms.

•

As of March 31, 2011, our reverse mortgage portfolio had an outstanding balance of $1.1 billion, which we do not consider to be material. In the first quarter of 2011, we announced that we were exiting the reverse mortgage origination business.

In future filings, beginning with our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011, we will include disclosure that provides a similar level of detail to that which is discussed above.

f)	Tell us whether the default and delinquency statistics for amortizing loans show a different trend than situations where the home equity loans have not converted to amortizing.

Response:	The outstanding balance of HELOCs that have entered the amortization period is not material ($1.2 billion or 1 percent of total HELOCs excluding the PCI portfolio). These HELOCs have experienced a higher percentage of early stage delinquencies and nonperforming loans when compared to the HELOC portfolio as a whole. As of March 31, 2011, $40 million or 3.4 percent of outstanding HELOCs that had entered the amortization period were 30-89 days past due but still accruing. In addition, $31 million or 2.5 percent were nonperforming compared to HELOCs excluding PCI loans for the entire HELOC portfolio of $1.6 billion or 1.5 percent that were 30-89 days past due and nonperforming loans of $2.0 billion or 1.9 percent.

In future filings, beginning with our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011, we will include disclosure that provides a similar level of detail to that which is discussed above.

Countrywide Purchased Credit-Impaired Loan Portfolio, page 78

11.	We note your disclosure that the Countrywide PCI allowance for loan losses increased $2.5 billion from December 31, 2009 to $6.3 billion at December 31, 2010 as a result of the increase in the provision for credit losses and the reclassification of a portion of the nonaccretable difference to the allowance. Please tell us the cause of the reclassification from nonaccretable difference to the allowance and how you determined this reclassification was in accordance with ASC 310-30.

Response:	The disclosure was inadvertently misstated and should not have been described as a reclassification of a portion of the nonaccretable difference to the allowance for loan losses. The disclosure should have read that the $2.5 billion increase in the Countrywide PCI valuation allowance for loan losses was due to an approximately $2.3 billion increase in the provision for credit losses and a $179 million increase from the reversal of an incorrect write-down of PCI loans recorded in the fourth quarter of 2009. In the fourth quarter of 2009, we wrote down a portion of the PCI loans to their collateral value (less costs to sell). Consistent with how we record write-downs in our non-PCI loans, we decreased the loans’ gross carrying value along with the loans’ applicable amount of valuation allowance. The disclosure used the term “reclassification of a portion of the nonaccretable difference” due to how we internally account for the PCI loans. As part of our accounting for the PCI loans, we maintain internal memo accounts which consist of the loans’ contractual payments due, nonaccretable yield (representing the portion of contractual payments we do not expect to collect), and accretable yield (representing that portion of contractual payments we expect to collect minus the purchase price of the loans). The contractual payments due account is offset by the nonaccretable and accretable yield accounts which net to our PCI loans’ reported gross carrying value. Subsequent to their acquisition, a specific valuation allowance has been established for the PCI portfolio ($3.9 billion at December 31, 2009) and is disclosed as part of our allowance for loan and lease losses. In order to record the write-down of the loans in the fourth quarter of 2009, we increased our internal nonaccretable yield memo account, which had the effect of decreasing the reported gross carrying value, along with decreasing the applicable amount of valuation allowance. In the first quarter of 2010, we determined that in accordance with ASC 310-30 the write-down of the loans should not have been recorded until foreclosure of the loans collateral. Accordingly, in the first quarter of 2010, we reversed the $179 million adjustment made in the fourth quarter of 2009 by increasing the loans’ gross carrying value and the valuation allowance. We internally recorded the reversing entry by reclassifying a portion of the nonaccretable difference to the valuation allowance which has the effect of increasing the loans’ reported gross carrying value and the related valuation allowance. The $179 million adjustment did not impact our quarterly impairment assessment of the PCI portfolio nor did it impact the carrying value net of the valuation allowance that is presented in Table 25 on page 78 of the 2010 Form 10-K. The $179 million adjustment impacted our fourth quarter 2009 results by understating the allowance for loan losses by 0.5 percent which is considered immaterial and the adjustment had no impact on the reported provision for loan and lease losses.

Restructured Loans, page 81

12.	We note your disclosure in footnote 6 to Table 33 that your policy is to record any losses in the value of foreclosed properties as a reduction in the allowance for loan and lease losses during the first 90 days after transfer of a loan into foreclosed properties, and that thereafter they are recorded in non-interest expense. Please respond to the following:

a)	Tell us how your policy complies with the guidance in ASC 310-40-55-15;

Response:	In Note 1 – Summary of Significant Accounting Principles: Allowance for Credit Losses to the consolidated financial statements included in the 2010 Form 10-K, we disclose the following:

Generally, prior to performing a detailed property valuation, including a walk-through of a property, the Corporation initially estimates the fair value of the collateral securing consumer loans that are solely dependent on the collateral for repayment using an automated valuation method (AVM). An AVM is a tool that estimates the value of a property by reference to market data including sales of comparable properties and price trends specific to the Metropolitan Statistical Area in which the property being valued is located. In the event that an AVM value is not available, the Corporation utilizes publicized indices or, if these methods provide less reliable valuations, the Corporation uses appraisals or broker price opinions to estimate the fair value of the collateral. While there is inherent imprecision in these valuations, the Corporation believes that they are representative of the portfolio in the aggregate.

Prior to foreclosure, AVMs are utilized primarily because we do not have access to the property to conduct a full, walk-in appraisal. Upon obtaining full access to the property through foreclosure sale, we are able to perform or obtain a more detailed property valuation through a broker price opinion or full walk-in appraisal. This more detailed valuation is used to refine our initial estimate of value as of the foreclosure date. Due to the time it takes to obtain, review and process the updated valuations, we continue to record changes in estimated value during the first 90 days after foreclosure as a reduction in the allowance for loan and lease losses. Our objective is to appropriately reflect credit losses inherent in the loans prior to foreclosure based on the most reliable evidence, which may not be available to us until after the foreclosure. Once our initial valuation is complete (i.e., post-90 days) any further deterioration in value is recorded in noninterest expense as a reduction of the carrying value of the foreclosed property in accordance with ASC 310-40-55-15. While there is inherent imprecision in the AVM valuations, we believe that they are representative of the portfolio in the aggregate, given our limited access to the properties prior to foreclosure and the volume of properties to be evaluated.

b)	Quantify the effect of losses recorded as a reduction in the allowance after transfer to foreclosed properties during the years ended December 31, 2010 and 2009; and

Response:	During the years ended December 31, 2010 and 2009, we recorded charge-offs of $575 million and $818 million within 90 days of the transfer of the loans to foreclosed properties as reductions against the allowance for loan and lease losses, resulting in an increase to the provision for loan and lease losses recorded during the period. These amounts are 5.3 percent and 7.0 percent of aggregate consumer real estate charge-offs during the years ended December 31, 2010 and 2009, which we consider immaterial. Had these amounts not been recorded as charge-offs, they would have been recorded in noninterest expense as write-downs on the foreclosed properties. Accordingly, there would have been no change in reported net income.

c)	Tell us why the charge-offs to new foreclosed properties is so significant in the first 90 days after transfer into foreclosed properties. In this regard, it appears that you recorded charge-offs representing 20% and 29% of the amount transferred into foreclosed properties during the years ended December 31, 2010 and 2009, respectively. Additionally, we note your policy disclosure on page 81 that the outstanding balance of a real-estate secured loan that is in excess of the estimated property value less costs to sell, is charged off no later than the end of the month in which the account becomes 180 days past due.

Response:	See our response to comment 12(a) above. In addition, charge-offs taken during the first 90 days after foreclosure were elevated in 2010 and 2009 due in large part to challenging economic conditions, a weak housing market including rapid downward adjustments of the HPI, and the glut of foreclosed homes in the market. When a home has been foreclosed upon, a prospective buyer in today’s market is less likely to offer what would otherwise be a fair price. An appraisal performed after foreclosure may reflect the stigma attached to a foreclosed home, whereas the AVM used to value that same property prior to foreclosure would not. In addition, we “refresh” the underlying values of our loans on a quarterly basis. Therefore any deterioration in home price between the last AVM refresh and the foreclosure sale will be reflected in the more detailed valuation of the property.

Rule 83 confidential treatment request made by Bank of America Corporation

Industry Concentrations, page 89

13.	We note your discussion on page 90 regarding the stress on state and local municipalities and your process for monitoring your exposure to these entities. We understand based on various disclosures throughout your filing that you have exposure to municipalities through direct investments in both municipal bonds and auction rate securities, as well as through your sponsorship of municipal bond securitization vehicles. We also understand that banks may have involvement with municipalities as underwriters of bond offerings, as providers of guarantees (typically letters of credit), and through the offering of deposit services, direct loans and other traditional banking products. Please provide us with an analysis that summarizes and quantifies your various exposures (both direct and indirect) to state and local municipalities. Please also consider providing this type of disclosure in your future filings in order to more clearly identify any risk concentration in this industry.

Response:	The Corporation’s municipal exposure at March 31, 2011 consisted of $34.6 billion of commercial utilized exposure (including $18.5 billion of funded loans, $13.8 billion of standby letters of credit, and $2.3 billion of derivative assets) and unutilized commercial exposure of $12.3 billion (primarily unfunded letters of credit). Other on-balance sheet exposure totaled $14.6 billion including $10.3 billion of trading account assets and $4.3 billion of available-for-sale debt securities. Other off-balance sheet exposures totaled $3.9 billion. In future filings, beginning with our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011, we will consider, as appropriate, additional disclosure.

[***Redacted***]

Allowance for Loans and Lease Losses, page 97

14.	We note your disclosure in table 50 for the allowance for loan and lease losses as a percentage of total nonperforming loans and leases at December 31, 2010 and 2009. We also note your footnotes to the table that indicate the portion of the allowance that has been allocated to products that are excluded from nonperforming loans, leases and foreclosed properties. Given the significance of the allowance that relates to the loans that are not classified as nonperforming, the fact that a different trend would appear to exist in this ratio if the allowance related to those products was also excluded from the table, and the fact that information needed to recalculate the ratio to be comparable to other companies that do not have the same type/volume of products that are not classified as nonperforming is not located nearby, we believe you should also note either the ratio recalculated based on the numerator excluding the allowance allocated to those products, which is already disclosed in the footnote, or separately also note in the footnote or table the amount of nonperforming loans and leases so the amount can be easily recalculated. Additionally, please clarify how the allowance related to products that are excluded from nonperforming loans, leases and foreclosed properties is calculated.

Response:	In future filings, beginning with our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011, we will include additional disclosures in the footnotes to this table. Using footnote 6 below from page 99 of the 2010 Form 10-K as an example, we will add disclosure such as that underlined below.

Allowance for loan and lease losses included $22.9 billion and $17.7 billion allocated to products that were excluded from nonperforming loans, leases and foreclosed properties at December 31, 2010 and 2009. Excluding these amounts, the ratio of allowance for loan and lease losses as a percentage of total nonperforming loans and leases was 62 percent and 58 percent at December 31, 2010 and 2009.

Additionally, Note 1 – Summary of Significant Accounting Principles to the consolidated financial statements included in the 2010 Form 10-K, describes the methodology by which the allowance for loan and lease losses is calculated for products that are excluded from nonperforming loans, leases and foreclosed properties. Specifically for PCI loans, decreases to expected principal cash flows subsequent to initial estimates results in a increase to a valuation allowance reported as part of the allowance for loan and lease losses. Note 1 also addresses how the allowance for credit card and other loans within the consumer segment is determined and states that loss forecast models are utilized for these portfolios which consider a variety of factors including, but not limited to, historical loss experience, estimated defaults or foreclosures based on portfolio trends, delinquencies, bankruptcies, economic conditions and credit scores.

Trading Risk Management, page 100

15.	We note your disclosure on page 102 that there were zero days with actual losses exceeding your daily trading VaR in the twelve months ended December 31, 2010 or 2009. We also note your disclosure on page 103 of your March 31, 2011 Form 10-Q where you indicate that actual losses did not exceed daily trading VaR. Finally we note your disclosure on page 102 that statistically your actual losses should exceed VaR, on average, one out of 100 trading days, or two to three times in a year.

a)	Given that your trading losses have not exceeded your one-day VaR in over two years, please tell us how you determined your VaR model is still statistically appropriate in light of so few exceptions. Please tell us about any work you performed to validate the appropriateness of your model in light of the fact that it is not performing as statistically predicted; and

Response:	Our VaR model utilizes three years of historical data, which includes the volatile credit crisis period in 2008. VaR based on one year of history, which is more representative of recent market volatility, is currently less than half as large. Once the credit crisis period moves out of our historical data, we would expect the VaR to move closer to this lower level. We have chosen to use the longer 3-year dataset in our VaR model in order to cover a broader range of market movements and to increase the stability of the VaR measure. Our backtest analyses include elements that are not captured in the VaR model, such as intraday trading and Day-1 profit and loss (i.e., the difference between transaction price and exit price that typically results from transacting with non-dealer clients). These elements typically produce significant income statement gains while the average daily profit or loss in 2010 was $56 million. This produces a strong positive bias to the backtest comparison, such that the number of backtest exceptions will in practice be fewer than the theoretical expectation.

b)	Address any changes you made, or plan to make, to your VaR methodology or assumptions during the last three years, particularly highlighting any changes made because no trading losses were in excess of your one-day in over two years.

Response:	We are continually making changes to our VaR calculations for specific products in order to improve our measurement of trading risk. For example, several months ago we augmented our regulatory VaR for equities, capturing additional risk factors such as dividend risk, convertible bond residual price risk and various cross risks. However, we have not made any fundamental changes to the overall VaR methodology itself during the last three years. As noted above, we do not believe the lack of trading losses is an indication of any fundamental weakness in the VaR methodology.

16.

We note your disclosure that your VaR model uses a historical simulation approach based on three years of historical data, as well as your disclosure on page 101 that historical results may not always be indicative of future results. In light of this fact, please tell us whether you considered using a Monte Carlo simulation which randomly generates new market factors based on a chosen distribution, instead of the historical simulation model that uses historical moves for each market factor replayed exactly how they occurred.

Response:	We have no current plans to change to a Monte Carlo simulation. If such a simulation was calibrated to historical data over the same three-year period that is used for our historical simulation, it would likely produce similar levels of VaR. However, Monte Carlo simulation would require us to make distributional assumptions that are not necessary in the historical simulation. In addition, historical simulation has advantages over Monte Carlo simulation in terms of transparency and the ability to explain results. In historical simulation, for example, when a particular historical day shows a large simulated profit and loss, it is relatively straightforward to show how that profit and loss resulted from price movements that actually occurred on that day. In Monte Carlo simulation, profit and loss are generated from random draws, and it may not be as easy to demonstrate why a particularly large draw might be plausible, relevant to an actual trading environment.

Complex Accounting Estimates, page 106

Goodwill and Intangible Assets, page 110

17.	Given the complexity of determining the carrying amount of your reporting units, including the use of economic capital as a proxy for the carrying amounts, please provide more disclosure of that fact and discuss how economic capital is determined, how often it is updated, and whether the amounts of economic capital allocated to the different reporting units is approved by your Board of Directors or discussed with your regulatory supervisors.

Response:	We use the reporting units’ allocated equity as a proxy for the carrying amounts of equity for the reporting units in our goodwill impairment tests as we do not maintain a record of equity as defined under GAAP at the reporting unit level. Allocated equity includes economic capital, goodwill and a percentage of intangible assets allocated to the reporting units. Economic capital is the level of capital required to protect against unexpected losses arising from the risk profile of the businesses or the Corporation as a whole. In Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations, Capital Management, on page 66 of the 2010 Form 10-K, we provide a disclosure about economic capital and its components, credit risk capital, market risk capital and operational risk capital that we believe provides a sufficient discussion about how economic capital is determined.

Review and approval of business plans incorporate approval of economic capital allocation, while economic capital usage is monitored through financial and risk reporting. Economic capital allocation plans for the lines of business are incorporated into the Corporation’s operating plan which is approved by the Corporation’s Board of Directors on an annual basis.

Regulatory supervisors evaluate the overall capital adequacy in relation to the risk profile of the Corporation. Regulatory supervisors routinely perform reviews of the models used for capital measurement, including economic capital, as part of their ongoing monitoring of the Basel II implementation. Basel II and economic capital calculations are based on the same models.

We will add the following disclosure to Complex Accounting Estimates, Goodwill and Intangible Assets section in our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011:

We use the reporting units’ allocated equity as a proxy for the carrying amounts of equity for the reporting units in our goodwill impairment tests as we do not maintain a record of equity as defined under GAAP at the reporting unit level. Allocated equity includes economic capital, goodwill and a percentage of intangible assets allocated to the reporting units. The allocation of economic capital to the reporting units utilized for goodwill impairment testing has the same basis as the allocation of economic capital to our operating segments. Economic capital allocation plans are incorporated into the Corporation’s operating plan which is approved by the Corporation’s Board of Directors on an annual basis. Allocated equity is updated on a quarterly basis.

Item 8, Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Principles

Securities Financing Agreements, page 142

18.	We note your disclosure that you offset repurchase and resale transactions with the same counterparty on the consolidated balance sheet where you have a master agreement and the transactions have the same maturity date. Please respond to the following:

a)	Tell us whether you convert open-ended repurchase agreements and reverse repurchase agreements to overnight or date-certain agreements and describe the business purposes behind the changes. As part of your response, please tell us the amounts converted to overnight or date-certain agreements and then netted at or near December 31, 2010 and 2009 and tell us whether the conversions were done at the request of the counterparty; and

Response:	The Corporation converted open-ended repurchase and reverse repurchase agreements to overnight and term arrangements in order to meet the same settlement date criteria as set forth in ASC 210-20-45-11.

Open repurchase and reverse repurchase agreements do not have a specified maturity date and therefore, are not eligible for offsetting. Such agreements are automatically rolled daily at that day’s overnight repurchase rate by the counterparties to the agreement and may be cancelled by either party at any time. Overnight repurchase and reverse repurchase agreements have a term of one day. Overnight agreements qualify for offsetting if all other conditions in ASC 210-20-45-11 are met.2 Open repurchase agreements are economically equivalent to overnight agreements. Counterparties enter into open agreements rather than overnight agreements to reduce the operational burden of re-entering the daily transactions. Term agreements have terms that extend past one day and lock in the repurchase rate for that period.

Conversions of open agreements to overnight or term agreements were executed based upon either the Corporation’s request or the counterparty’s request. Both counterparties, however, must agree to the conversion.

The amount of open repurchase and reverse repurchase agreements that were converted to overnight and term agreements at or near December 31, 2010 and December 31, 2009 was $403 million and $2.8 billion, respectively. The related netting benefit at December 31, 2010 was $403 million. A netting benefit was not achieved at December 31, 2009 related to the conversion of open repurchase and reverse repurchase agreements as there were no other agreements with the counterparty that had the same settlement date as the converted amount.

2 Such criteria include a requirement that the transactions are with the same counterparty and are executed in accordance with a master netting agreement. Additionally, the securities underlying the agreements must exist in “book entry” form and may be transferred only be means of entries in the records of the transfer system operator or securities custodian. There must also be banking arrangements to facilitate settlement of the positions.

Rule 83 confidential treatment request made by Bank of America Corporation

b)	To the extent you convert open-ended repurchase agreements and reverse repurchase agreements to date-certain agreements or overnight agreements on a regular basis, describe the typical time period of the date-certain agreement, whether any fees are paid to convert the agreements, and how the agreements regarding the changes are documented, such as whether the agreements specified upfront that at a date in the future the repurchase agreement and reverse repurchase agreement would convert to an overnight or date-certain maturity, or whether the changes are determined at a later date and documented separately at that date.

Response:	[***Redacted***]

Loans and Leases, page 145

19.	We note your disclosure on page 145 which identifies your portfolio segments and classes of financing receivables within these segments. Please confirm for us and revise your future filings to disclose whether you consider your purchased credit impaired (PCI) loans to be a separate class of financing receivables. If you do not consider PCI loans to be a separate class, please tell us why. Refer to ASC 310-10-55-16.

Response:	In future filings, beginning with our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011, we will disclose in Note 1 – Summary of Significant Accounting Principles to the consolidated financial statements that we consider our PCI portfolio to be a separate class of financing receivables.

Purchased Credit-impaired Loans, page 145

20.	You disclose that subsequent decreases to expected principal cash flows on PCI loans result in a charge to provision for credit losses and a corresponding increase to a valuation allowance included in the allowance for loan and lease losses. Please tell us and revise your future filings to clarify whether impairment is measured under ASC 450 or ASC 310-10. Refer to ASC 310-30-35-10(a).

Response:	We estimate impairment on our PCI loans portfolio in accordance with ASC 450 which involves estimating the expected cash flows of each pool using internal credit risk, interest rate and prepayment risk models. The key assumptions used in the models include our best estimate of default rates, loss severity and payment speeds. As indicated in our disclosure in Note 1 – Summary of Significant Accounting Principles: Allowance for Credit Losses to the consolidated financial statements included in the 2010 Form 10-K, we believe that a loss has been incurred if there is a decrease in expected principal cash flows of the pool, resulting in a charge to the provision for credit losses. While we do not make reference to ASC Topics in our disclosure of significant accounting principles, we will revise our future filings, beginning with our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011, to clarify the process used to estimate impairment in our PCI loans portfolio.

Insurance Income and Insurance Expense, page 151

21.	Please tell us whether you provide re-insurance to the private mortgage insurers. If so, please respond to the following:

Response:	Two subsidiaries of the Corporation, CW Reinsurance Company (CWRe) and Bank of America Reinsurance Corporation (BARC) provide or have provided reinsurance to various private mortgage insurance companies. Both CWRe and BARC are captive reinsurers licensed and domiciled in the State of Vermont.

a)	Describe the typical terms of the contract;

Response:	The terms of reinsurance agreements vary by private mortgage insurer and over time. Most of the agreements are so-called “excess-loss agreements,” which obligate CWRe and BARC to cover a band of the primary mortgage insurer’s losses above a first loss threshold (the “attachment point”) and below a second threshold (the “exit point”), subject to the terms of the agreements. Some of the agreements involve multiple bands of reinsurance. In exchange for the provision of reinsurance, the primary mortgage insurers cede a portion of their insurance premiums to CWRe and BARC. CWRe and BARC are required to deposit the ceded premiums into trust accounts held by third parties for the benefit of the private mortgage insurers.

b)	Tell us how you are notified of the claims for which you are responsible and describe the mechanics for the reimbursement; and

Response:	Depending on the particular agreement, mortgage insurers notify CWRe and BARC of losses via either monthly or quarterly reports, and reinsurance claims are subsequently paid in cash from the trust accounts.

c)	Tell us whether you have experienced an increase in claims over the past three years.

Response:	The total amounts paid from the trusts to the mortgage insurers (including paid losses and released reserves) were $1.4 billion in 2010, $181 million in 2009 and $228 million in 2008. We have experienced an increase in claims paid from the trust accounts over the past three years due to the financial and housing environments combined with the fact that our reinsurance contracts cover a mezzanine layer of insurance and no claims are paid until after the attachment point is pierced. In addition, 2010 included approximately $850 million of lump-sum payments to mortgage insurance companies to commute six reinsurance agreements.

Note 5 - Securities, page 161

22.	We note that you reclassified $2.9 billion of debt securities held in consolidated commercial paper conduits from HTM to AFS during the three months ended June 30, 2010 as a result of new regulatory requirements related to asset-backed commercial paper conduits. Please provide us with more information regarding the new regulatory requirements that necessitated this transfer.

Response:	The federal bank regulatory agencies issued a final rule in December 2009 that modified the risk-based capital requirements for assets held in consolidated asset-backed commercial paper (ABCP) conduits. The Corporation adopted the new rule as of January 1, 2010.

Previously, a bank would exclude assets held in consolidated ABCP conduits from total risk-weighted assets and would instead assess a risk-based capital requirement against any contractual exposures of the bank to such ABCP programs such as short-term liquidity facilities. This typically resulted in a capital requirement equal to 10 percent of the amount that would have been required had the assets been held directly on the balance sheet of the bank. Following adoption of the new rule, a bank can no longer exclude assets held in consolidated ABCP conduits from total risk-weighted assets, resulting in a significant increase in capital requirements.

Following adoption of the new rule, the Corporation initiated a plan to reduce the size of the conduit business through attrition, transfer of assets into Bank of America, N.A. and possible sales of assets. As a result, certain debt securities held in the consolidated ABCP conduits were reclassified from held-to-maturity (HTM) securities to available-for-sale (AFS) securities as of January 1, 2010. The guidance in ASC 320-10-25-6(f) permits the sale or transfer of HTM securities due to “a significant increase in the risk weights of debt securities used for regulatory risk-based capital purposes.” The reclassification of the HTM securities held in the Corporation’s consolidated ABCP conduits was performed in accordance with this guidance.

The reference to the three months ended June 30, 2010 was an inadvertent misstatement in the 2010 Form 10-K. The reclassification actually occurred during the first quarter of 2010 and was disclosed as such on page 21 of our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010.

Note 6 – Outstanding Loans and Leases, page 166

23.	We note your tabular disclosures related to the aging of past due consumer and commercial loans on page 166. Please revise this disclosure in future filings to further breakout the amounts included in the 30-89 days past due bucket into loans past due 30-59 days and loans past due 60-89 days. Refer to ASC 310-10-55-9 for guidance.

Response:	In future filings, beginning with our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011, we will revise our tabular disclosure of aging of past due consumer and commercial loans to separately include amounts 30-59 days past due and 60-89 days past due.

Credit Quality Indicators, page 167

24.	We note that your commercial loans are evaluated using pass rated or reservable criticized as the primary credit quality indicator. We also note that reservable criticized refers to those commercial loans that are internally classified or listed as special mention, substandard or doubtful. Please consider revising your future filings to further disaggregate your reservable criticized commercial loans based on their classification as either special mention, substandard or doubtful since this information could provide meaningful information to investors and other financial statement users.

Response:	We monitor the credit quality of our commercial loan portfolio using pass-rated and reservable criticized as the primary credit quality indicators. Therefore, we believe that our existing disclosure regarding the credit quality of commercial loans is appropriate under ASC 310-10-50-28. Should our evaluation practice change in the future, we will consider revising our future disclosures accordingly.

Note 8 – Securitization and Other Variable Interest Entities, page 173

Mortgage Related Securitizations

First-lien Mortgages, page 175

25.	We note your table on page 175 where you summarize information related to first-lien mortgage securitization trusts in which you hold a variable interest. Please tell us why your consolidated agency securitizations have increased from $1.7 billion of total on-balance sheet assets as December 31, 2009 to $32.7 billion as of December 31, 2010. As part of your response, please describe any significant changes to the trusts you use or different variable interests held by you in the various trusts and the business purposes for the change.

Response:

The increase in consolidated first-lien mortgage securitization vehicles in 2010 resulted from the securitization of Federal Housing Administration (FHA)-insured and the United States Department of Veterans Affairs (VA)-guaranteed mortgage loans (FHA/VA loans) into consolidated Government National Mortgage Association (GNMA) mortgage-backed securities (MBS) pools. The Corporation, which continues to service all of the underlying loans, retained 100% of the securities issued by the pools. In the case of GNMA pools with a single issuer/servicer, a party that is both the issuer/servicer and the holder of 100 percent of the securities has the unilateral ability to liquidate the pools and obtain ownership of the underlying loans. Accordingly, the Corporation is the primary beneficiary and consolidates the pools. The underlying loans continue to be classified as loans on the Corporation’s consolidated balance sheet; they are not recharacterized as securities.

The Corporation’s Consumer Real Estate Services (CRES) business segment originates in excess of $100 billion of FHA/VA loans each year which are typically securitized into GNMA securities. In 2009, the Corporation retained approximately $14 billion of newly created GNMA securities. As we typically hold less than 100 percent of the securities issued from a given pool, we are not the primary beneficiary and do not consolidate these pools. Beginning in 2010, the Corporation began retaining approximately 30 percent of the newly originated FHA/VA loans as part of its discretionary whole loan investment portfolio. Retention of FHA/VA loans provides the Corporation an attractive yield with limited credit risk. In order to provide additional liquidity, the majority of these loans were securitized into GNMA MBS pools with the Corporation retaining 100 percent of the newly issued securities and therefore consolidating the pools. Holding FHA/VA loans in security form allows the Corporation to pledge or execute repurchase transactions with respect to the collateral in bulk transactions, whereas whole loans must be pledged on a loan-by-loan basis and their eligibility as collateral can be dependent upon the performance of each individual loan.

Other Asset-backed Securitizations

Resecuritization Trusts, page 178

26.	We note that you resecuritized $97.7 billion of MBS during 2010 and that as of December 31, 2010 you held variable interests in unconsolidated resecuritization trusts with total assets of $55 billion (up from $7.4 billion as of December 31, 2009). We also note that if one or a limited number of third-party investors share responsibility for the design of the trust and purchase a significant portion of subordinate securities, you do not consolidate the trust, and that as of December 31, 2010, you have minimal assets in consolidated resecuritization trusts. Please provide us with your accounting analysis which more fully describes the resecuritizations that took place during 2010 and how you determined that you were not required to consolidate the trusts.

Response:	The accounting analysis for the Corporation’s resecuritization activities starts with an analysis of the design and purpose of the transactions. These activities were comprised of two principal components as of December 31, 2010:

•

Approximately $75.3 billion or 77 percent of the resecuritizations were performed by the GBAM business segment (the GBAM resecuritizations) at the request of customers seeking securities with specific characteristics. GBAM earns a fee for structuring the transaction and typically does not intend to hold any of the securities issued by the GBAM resecuritizations as long-term investments.

•

Approximately $22.4 billion or 23 percent of the resecuritizations were performed by BAC’s Corporate Investments Group (CIG resecuritizations) to improve our own liquidity and capital and to manage credit or interest rate risk. The securities transferred into the CIG resecuritization trusts were held on the balance sheet of Bank of America, N.A. Typically, CIG works with a third-party broker who structures the transaction and retains the first loss position (in the case of non-agency resecuritizations) or a significant portion of the newly created securities (in the case of agency resecuritizations).

The primary beneficiary of a variable interest entity (VIE) must have both of the following characteristics:

•	The power to direct the activities of the VIE that most significantly impact the VIE’s economic performance (the power criterion).

•	The obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE (the economics criterion).

Both the GBAM and CIG resecuritizations are designed to hold securities and pass on the cash flows received on those securities to the holders of securities issued by the trusts. There are no ongoing activities that have a significant impact on the trusts’ economic performance. In addition, the Corporation does not have the unilateral ability to liquidate the trusts through voting rights or other contractual arrangements, nor does the Corporation provide a guarantee or other form of support to other holders of the newly created securities.

Given the passive nature of both the GBAM and CIG resecuritizations, we determined that the power criterion should be evaluated based on the activities involved in establishing the trusts, specifically selection of the collateral assets and design of the securities to be issued by the trusts.

•

As discussed in our response to comment 26(b) below, a GBAM resecuritization is designed for the benefit of a customer who seeks our assistance in acquiring securities with specific characteristics that may not be readily available in the market. For example, in substantially all of the 2010 GBAM resecuritizations, the customer wanted to benefit from an agency guarantee but did not want the cash flow characteristics of agency pass-through securities. We then structure a resecuritization trust to issue newly-created securities that will meet the needs of that customer. The customer acquires a significant variable interest in the trust by holding at least 20% of the securities based on fair value. The design of any specific GBAM resecuritization trust, including the selection of collateral assets to be held in the trust and the structure of securities to be issued by the trust, is driven by the specific investment requirements of that customer.

•

As discussed in our response to comment 26(a) below, a CIG resecuritization is typically designed to address the Corporation’s risk management objectives (liquidity, credit, interest rate, etc.) while balancing the objectives of a third party who will hold a significant interest in the trust. For resecuritizations of non-agency securities in which the primary objective is to transfer credit risk, the third party will purchase subordinate securities representing the first loss position in the trust. The size of the first loss position must be sufficient to absorb a significant portion of credit risk created by the assets held as collateral in the resecuritization trust. In addition, the credit rating of the newly issued securities that will be retained by the Corporation must be substantially improved as compared to the credit rating of the collateral assets. For resecuritizations of agency securities which do not involve the transfer of credit risk, the third party will purchase securities with a fair value that is significant in comparison to the total fair value of securities issued (generally 20 percent). The design of any specific resecuritization trust, including the selection of collateral assets to be held in the trust and the structure of securities to be issued by the trust, is driven by the collective needs of CIG and the third-party investor. In limited situations, a CIG resecuritization will be executed with the assistance of GBAM acting as dealer in a riskless principal capacity on behalf of an unrelated third party.

Based upon the above, we determined that the Corporation does not have unilateral control over the design of a resecuritization trust. Instead, control over the design of each trust is shared. For GBAM resecuritizations, the selection of collateral assets and the design of newly issued securities is driven by the specific investment requirements of a customer. For CIG resecuritizations, those decisions are made jointly with a third-party investor. As stated in ASC 810-10-25-38D:

If a reporting entity determines that power is, in fact, shared among multiple unrelated parties such that no one party has the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance, then no party is the primary beneficiary. Power is shared if two or more unrelated parties together have the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and if decisions about those activities require the consent of each of the parties sharing power.

As power is shared, the power criterion was not met for either the GBAM or the CIG resecuritizations. Accordingly, the Corporation was not the primary beneficiary of the resecuritization trusts and there was no need to analyze the economics criterion.

As part of your response, please also address the following:

a)	In situations where you are doing resecuritizations for your own liquidity or capital purposes, tell us the other parties involved that have discretion over the design of the trust;

Response:	The third-party investor in a CIG resecuritization trust is typically an unaffiliated dealer. In limited situations, a CIG resecuritization will be executed with the assistance of GBAM representing the interests of a single third-party investor to assist in the design of the resecuritization trust. The third-party investor purchases a significant portion of the newly issued securitizations as defined above through GBAM, and GBAM does not retain an interest in these securities.

b)	Tell us the types of parties that request your assistance in performing the resecuritization and discuss their role in the design of the trust and in the structure of the securities to be issued; and

Response:	The collateral in substantially all of the GBAM resecuritizations consists of agency pass-through mortgage-backed securities (agency pass-throughs). An investor may want the benefit of an agency guarantee without certain other characteristics that are typical of agency pass-throughs. For example, the duration of the typical pass-through security may be too long or too short, or the investor might prefer a floating rate coupon instead of a fixed coupon. The investor approaches us with the characteristics of the security they would like to acquire. We select the specific pass-through securities that can be bundled to create a stream of cash flows that will meet the customers’ investment criteria. The remaining cash flows are allocated to other securities that are designed to maximize value and are subsequently sold to third parties.

Various types of investors seek our assistance in performing resecuritizations. Some common examples are as follows:

•	Banks typically seek shorter duration cash flows with low premium prices as well as floating rate bonds priced at par.
•	Insurance companies typically invest in longer duration bonds to match their long-term liabilities.
•	Foreign insurance companies are typically focused on yield, looking for bonds priced at par with the highest coupon.
•	Hedge funds are typically interested in acquiring interest-only classes of securities.

c)	Tell us whether you performed any resecuritizations where you did not retain a variable interest that could potentially be significant to the trust.

Response:

At December 31, 2010, we did not hold any variable interests in $63.5 billion of GBAM resecuritizations performed during 2010. We held $1.7 billion of variable interests in the remaining $11.8 billion of GBAM resecuritizations performed during 2010, most of which were completed during the fourth quarter of the year. Of the $1.7 billion in retained variable interests, some of which were potentially significant to the trust at December 31, 2010, all but $151 million were sold during the first quarter of 2011.

The Corporation retained a potentially significant variable interest in all of the CIG resecuritizations. However, as noted above, the Corporation did not meet the power criterion with respect to these resecuritizations. Accordingly, even though the Corporation holds a potentially significant variable interest, the Corporation is not the primary beneficiary and does not consolidate the CIG resecuritization trusts.

Collateralized Debt Obligation Vehicles, page 180

27.	We note your disclosure that your $6.8 billion maximum loss exposure to collateralized debt obligation vehicles (CDOs) does not reflect any benefit from insurance purchased from third parties other than the CDO itself. Please respond to the following:

a)	Tell us more about the insurance purchased from the CDOs directly, including the term and the loss events covered;

b)	Quantify the amount of insurance purchased;

c)	Describe how you are accounting for the insurance;

d)	Tell us whether you have submitted claims for reimbursement under the insurance and the related results; and

e)	Tell us whether you consolidate the CDOs from which you purchased insurance.

Response:	The Corporation’s $6.8 billion maximum loss exposure to CDOs includes exposure to cash and synthetic CDOs as well as CDO financing vehicles. In certain transactions, the Corporation purchased credit protection from synthetic CDOs, which are CDOs that create exposure to assets by writing credit protection in the form of credit default swaps (CDS) referencing those specific assets. In certain transactions, the Corporation purchases that credit protection from the CDOs. The Corporation may also invest in senior or subordinated interests issued by the same CDOs.

The referenced assets under the purchased CDS may include RMBS, other CDOs, corporate debt and/or leveraged loans. The CDS terms typically align with the terms of the referenced assets. As seller of credit protection, the CDO is required to make payments to the CDS counterparty upon the occurrence of a predefined credit event. Examples of these events include bankruptcy of the referenced credit, failure to pay according to the terms of the referenced obligation, an acceleration of indebtedness and payment repudiation or moratorium.

When the Corporation invests in securities issued by the same CDOs from which it has purchased credit protection in the form of CDS, the Corporation’s exposure to loss on the investments is hedged by the CDS. The extent to which the Corporation’s exposure is hedged will vary depending on the level of CDS purchased by the Corporation as compared to the CDS purchased by third parties, the quality of the assets held by the synthetic CDO and whether the CDO is fully or partially synthetic (i.e., in some cases CDOs take asset risk both directly by holding loans or securities and synthetically through sales of CDS).

At year-end 2010, the Corporation was counterparty to purchased CDS with unconsolidated CDOs with an aggregate notional amount of $2.1 billion and a carrying value of $923 million. The carrying amount of the CDS is disclosed as derivative contract assets in Note 4 – Derivatives to the consolidated financial statements included in the 2010 Form 10-K as the CDS are considered derivatives under ASC 815 Derivatives and Hedging. Accordingly, the CDS are carried at fair value with changes in fair value recorded in earnings. The Corporation also holds securities issued by these

CDOs with an aggregate fair value of $575 million. These securities are disclosed as trading account assets in the table on page 120 of the 2010 Form 10-K. The Corporation’s maximum loss exposure to these CDOs is $2.6 billion, which includes the combined carrying values of both the CDS derivatives and trading account securities and off-balance sheet exposures resulting from other derivatives, such as written CDS and total return swaps, transacted with these CDOs.

We have from time to time submitted claims for reimbursement due to the occurrence of specified credit events on one or more of the underlying securities referenced in these CDS contracts. These claims are generally settled within a few days after the asset manager reviews and approves the claims. There are currently no outstanding claims that have not been paid in a timely manner.

Substantially all of the purchased CDS were transacted with unconsolidated CDOs. At year-end 2010, the Corporation did not consolidate these CDOs because it did not have a controlling financial interest in the CDOs. As indicated on page 149 of the 2010 Form 10-K, the Corporation does not serve as collateral manager for CDOs, and therefore does not have the power to direct the activities that most significantly impact the economic performance of the CDO.

As noted, the Corporation included language in the 2010 Form 10-K indicating that the maximum exposure to loss associated with the investment in CDOs has been reduced by credit protection purchased by the Corporation from those CDOs. However, the Corporation does not consider this potential reduction when calculating the amount reported as the maximum exposure to loss. Instead, this statement was meant to indicate that the reported maximum amount could in some cases exceed the actual loss because a future loss in the fair value of the trading securities could be offset, at least in part, by a gain in the fair value of the CDS.

Given that we do not calculate our maximum exposure to loss in this way, we believe that this language is unnecessary. Therefore, we will delete from our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011 and subsequent filings any statements indicating the maximum exposure to loss is net of credit protection purchased from a CDO with which the Corporation has involvement.

Note 9 – Representations and Other Warranties Obligations and Corporate Guarantees, page 183

28.	We note your disclosure on page 184 that, although timing and volume has varied, repurchase and similar requests have increased in recent periods from buyers and insurers, including monolines. Please tell us how and to what extent mortgage insurance rescissions impact your liability for representations and warranties. In this regard, please respond to the following:

a)	Clarify the extent to which you have exposure to mortgage insurers and whether they have rescinded mortgage insurance on loans you sold to investors;

Response:

Our exposure is not to mortgage insurance companies per se but rather relates to potential representations and warranties liability arising out of the mortgage insurance companies’ rescission of insurance coverage or denial of insurance claims (collectively, “MI Rescissions”) for loans sold to GSEs or private-label securitization trusts (including those wrapped by the monoline bond insurers) where an MI Rescission may give rise to a claim for breach of the applicable representations and warranties, depending on the governing sale contracts. In those cases where the governing contracts contain a representation and warranty which requires us to repurchase the affected loan or indemnify the investor for the related loss, we realize such loss without the benefit of mortgage insurance. In addition, if we are required to repurchase a loan or indemnify the investor as a result of a different breach of representations and warranties and there has been a MI Rescission, we realize such loss without the benefit of mortgage insurance. Through December 31, 2010, we have received MI

Rule 83 confidential treatment request made by Bank of America Corporation

Rescissions on approximately [***Redacted***] loans. As discussed below, we use historical repurchase rates, including those on loans with MI rescissions to estimate our liability.

b)	Clarify whether to the extent mortgage insurance is rescinded by the mortgage insurer, the lack of insurance may result in a repurchase demand from the investor and how that is reflected in your tables;

Response:	We believe that many of the MI Rescissions attempted to date by the mortgage insurance companies are improper and otherwise inconsistent with the terms of the applicable insurance policies. As such, they do not constitute breaches of the applicable representations and warranties provided to investors. With respect to those MI Rescissions which are legitimately asserted, such MI Rescissions represent breaches of the representations and warranties we make to the GSEs, although not all of such MI Rescissions have historically resulted in repurchase requests from the GSEs. As a result, our tables do not include MI Rescissions where no repurchase requests have been received from the GSEs. As our exposure to mortgage insurance is based on the need to repurchase or otherwise indemnify an investor for loss, our table of outstanding claims includes only claims received from investors.

c)	Tell us the counterparties for which you typically would provide representations about mortgage insurance (private versus GSEs) and whether this is one of the breaches of the representations and warranties provided that results in a large number of repurchase demands;

Response:	Loans with mortgage insurance have historically been included in loan sales to the GSEs, securitization trusts (including those wrapped by the monoline bond insurers) and other private investors. Approximately three-quarters of the loans sold with mortgage insurance that were originated in the period from 2004 through 2008 were sold to the GSEs. Under our contracts with the GSEs, a legitimate MI Rescission constitutes a valid basis for repurchase and we have received a large number of repurchase requests in recent years based on MI Rescission. In other sales transactions, as a general matter, we do not believe that MI Rescissions on existing insurance policies (even if legitimate) constitute a valid basis for repurchase and we would typically contest any repurchase requests received in respect to these MI Rescissions. However, there is a small number of securitization transactions (believed to be six with unpaid principal balance of the collateral underlying the securities of $2.3 billion as of May 1, 2011) in which the representations and warranties regarding MI Rescissions are similar to those provided to the GSEs, and we have repurchased loans from those transactions upon our receipt of repurchase requests based on legitimate MI Rescissions.

d)	Tell us whether you have statistics on the percentage of mortgage insurance rescissions that actually result in repurchase demands;

Response:	With respect to MI Rescissions (including those believed to be legitimate as well as those we are or will be contesting) for which we received notice more than 12 months ago, through May 31, 2011, the GSEs have requested repurchase or make whole amounts, as applicable, on approximately 70 percent of the loans subject to such MI Rescissions.

e)	Tell us whether the holder of the mortgage is also aware of the mortgage insurance rescission, as well as whether you have an obligation to report the mortgage insurance rescission to the purchaser of the mortgage;

Response:

It is our understanding that the GSEs typically are made aware of all MI Rescissions as a result of either their handling of the MI claims process themselves (as is the case with Freddie Mac for all mortgage insurance companies and Fannie Mae for one of the mortgage insurance companies) or notice requirements they have imposed on the mortgage insurance companies. The information

Rule 83 confidential treatment request made by Bank of America Corporation required to be reported to private investors, including private-label securitization trusts (and, by extension, trustees and bond investors), however, typically does not include information regarding MI Rescissions, although such information generally has been provided in those limited instances where such investors request it.

f)	Tell us when and how you establish reserves for mortgage insurance rescissions, particularly where there is not a repurchase demand; and

Response:	As discussed on pages 183 and 184 of the 2010 Form 10-K, the methodology used to estimate the liability for representations and warranties is a function of the representations and warranties given and considers a variety of factors, which include, depending on the counterparty, actual defaults, estimated future defaults, historical loss experience, estimated home prices, probability that a repurchase request will be received, number of payments made by the borrower prior to default and probability that a loan will be required to be repurchased. As discussed above, our exposure to mortgage insurers generally arises only when we are required to repurchase a loan or indemnify the investor. The historical experience used to estimate the probability that a repurchase request will be received and the probability that a loan will be required to be repurchased includes repurchase experience as a result of MI Rescissions.

g)	Tell us your success rates in getting the mortgage insurer to reinstate coverage due to lack of a contractual breach.

Response:	As noted below, 81 percent of the MI Rescissions asserted by the mortgage insurance companies remain unresolved. MI Rescissions are generally reviewed on a loan-by-loan basis. As part of an ongoing process, if the Corporation does not believe a MI Rescission is valid, it will appeal the MI Rescission. When there is disagreement regarding the validity of an MI Rescission, negotiations are generally necessary between the parties to resolve a dispute regarding an MI Rescission. Many of the outstanding MI Rescissions are the subject of ongoing litigation which limits our ability to engage in negotiation. The remainder of the MI Rescissions is subject to ongoing business to business negotiations between the mortgage insurance companies and us.

As of December 31, 2010, we had received notice of approximately [***Redacted***] MI Rescissions of which approximately 19 percent have been resolved. Of those resolved, approximately 18 percent were resolved through our acceptance of the MI Rescission, 34 percent were resolved through reinstatement of coverage or payment of the claim by the mortgage insurance company, and approximately 48 percent were resolved on an aggregate basis through settlement, policy commutation or similar arrangement. Approximately [***Redacted***] MI Rescissions remain unresolved, of which almost half are implicated by ongoing litigation where no loan-level review is currently contemplated (nor required to preserve our legal rights). Of the remaining [***Redacted***] open claims, approximately 58 percent are in the process of review and we have reviewed and declined to accept the MI Rescission with respect to approximately 42 percent of these open claims. Approximately 35 percent of the remaining open claims are also the subject of ongoing litigation although, at present, these MI Rescissions are being processed in a manner generally consistent with those not affected by litigation. Of the MI Rescissions appealed, approximately two percent were resolved through our acceptance of the MI Rescission, approximately seven percent were resolved through reinstatement of coverage or payment of the claim by the mortgage insurance company, approximately eight percent were resolved on an aggregate basis through settlement, policy commutation or similar arrangement, and approximately 54 percent are on hold as no further review is currently contemplated outside of litigation.

Note 26 – Business Segment Information, page 233

29.	We note that as of December 31, 2010, you have 6 reportable business segments. Please respond to the following:

a)	Tell us, and if so revise future filings to disclose, whether you aggregate operating segments for purposes of your reportable segments. Please refer to ASC 280-10-50-21;

Response:	The Corporation reports the results of its operations through six business segments and the remaining operations in All Other. Each of these six business segments has the characteristics of an operating segment as set forth in ASC 280-10-50-1. There are no operating segments that are aggregated under ASC 280-10-50-11.

b)	Confirm that the segment results disclosed are prepared in the same way and format as that received and reviewed by your chief operating decision maker (CODM) for purposes of assessing performance and allocating resources; and

Response:	Segment results disclosed are prepared in the same way and format as that received and reviewed by our chief operating decision maker for purposes of assessing performance and allocating resources.

c)	Tell us in more detail how the deposits were allocated among the different segments, as disclosed on page 39-51. In this regard, it appears that no deposits were allocated to the Home Loans & Insurance segment, or Global Card Services, which appears unusual in light of your disclosure on page 69 that you fund a substantial portion of your lending activities through your deposit base.

Response:	Generally, commercial deposits and compensating balances are recorded within the business segment with which the depositor is aligned. For example, commercial deposits generated by customers of Global Commercial Banking and GBAM are recorded within those segments. In addition, consumer and commercial deposits generated by customers of Global Wealth & Investment Management (GWIM) are recorded within the GWIM segment. Consumers not aligned to GWIM typically have multiple relationships with the Corporation and are aligned with the Deposits segment. Accordingly, consumer deposits generated through the retail branch network, other than those recorded in GWIM, are recorded in Deposits. As consumer deposit relationships are not aligned to Consumer Real Estate Services (CRES (formerly known as Home Loans & Insurance (HL&I)) or Global Card Services, consumer deposits are not recorded in these segments. However, funding costs are allocated to these segments through the Corporation’s funds transfer pricing methodology, as described on page 38 of the 2010 Form 10-K.

Form 10-Q for the Quarterly Period ended March 31, 2011

Executive Summary, page 4

Performance Overview, page 6

30.	We note your disclosure that you reported first quarter of 2011 net income of $2.0 billion. We also note your disclosure on page 7 that the allowance for credit losses was reduced by $2.2 billion in the first quarter of 2011. Given that one of the most significant and prominent drivers of your net profit during the quarter was due to allowance for credit loss releases, we believe this fact should be more prominently disclosed and discussed when discussing your net income results. Please also include a risk factor clearly disclosing that the reduction in the allowance for credit losses is the most prominent driver of net profit and that this level of net profit may not be sustainable.

Response:	In the Performance Overview section and elsewhere in future filings, beginning with the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011, we will more prominently disclose and discuss the impact on net income of allowance for credit loss releases. In addition, we will include a risk factor pursuant thereto in instances where we determine that the impact on net income represents a significant risk requiring disclosure under Item 503(c) of Regulation S-K.

Recent Events, page 14

Federal Reserve and OCC Review of Mortgage Servicers, page 14

31.	We note your disclosure regarding the consent orders Bank of America Corporation and Bank of America, National Association entered into with the Federal Reserve and the OCC. Please revise future filings to provide a more detailed summary of the enforcement actions, describing the steps taken or to be taken to comply with the enforcement actions and describing any material impact on future operations. In addition, we note that certain other large mortgage servicers that entered into consent orders with their regulators at the same time made public announcements regarding the consent orders and/or filed them with us. Please tell us what consideration you gave to publicly announcing the consent orders on Form 8-K or otherwise and tell us your intentions with respect to filing the consent orders with us.

Response:	The Corporation carefully reviewed and considered the terms of the consent orders entered into between the Corporation and the Federal Reserve Board, and Bank of America, N.A. and the Office of the Comptroller of the Currency (OCC) on April 13, 2011 (the consent orders), including among other things the future potential impact of the consent orders on the Corporation’s financial condition and results of operations. After the Corporation’s internal review of its foreclosure process in late 2010, it identified most of the areas for process improvements required by the consent orders and, prior to the entry of the consent orders, had already made significant progress implementing improvements in these areas. Accordingly, the consent orders did not impose additional material obligations on the Corporation, and, as a result, the Corporation determined that the consent orders are not material definitive agreements that are required to be disclosed under Item 1.01 of Form 8-K or material contracts required to be filed as exhibits under Item 601(b)(10) of Regulation S-K. Consistent with most, but not all, of our peer firms, we also do not intend to file the consent orders on a voluntary basis. We also note that each consent order is available to the general public via Federal Reserve Board and OCC websites.

After additional consideration, the Corporation does not believe expanded disclosure is required under federal securities laws. The Corporation has disclosed the significant terms of the consent orders on page 14 of the First Quarter 2011 Form 10-Q. In the First Quarter 2011 Form 10-Q, we disclosed that the consent order with the OCC requires the Corporation to make several enhancements to its servicing operations, including implementation of a single point of contact model

Rule 83 confidential treatment request made by Bank of America Corporation for borrowers throughout the loss mitigation and foreclosure processes; adoption of measures designed to ensure that foreclosure activity is halted once a borrower has been approved for a modification unless the borrower fails to make payments under the modified loan; and implementation of enhanced controls over third-party vendors that provide default servicing support services. In addition, we disclosed that the OCC consent order requires servicers to retain an independent consultant, approved by the OCC, to conduct a review of all foreclosure actions pending, or foreclosure sales that occurred, between January 1, 2009 and December 31, 2010 and that servicers submit a plan to the OCC to remediate all financial injury to borrowers caused by any deficiencies identified through the review. Finally, we disclosed that the consent orders do not preclude the assertion of civil monetary penalties and a federal bank regulator has stated publicly that it believes monetary penalties are appropriate. As appropriate in future filings, we will provide updated disclosure with respect to the status of our compliance with the consent orders.

On a supplemental basis, we provide the Staff with the following information:

[***Redacted***]

Business Segment Operations, page 24

Components of Global Banking & Markets – Sales and Trading Revenue, page 37

32.	We note your disclosure on pages 37 and 52 whereby you quantify your proprietary trading revenues for the periods presented and discuss the anticipated impacts of the Volcker rule on such trading activity. We believe that these disclosure provide useful information that allows readers to understand the significance of your proprietary trading activities to your overall results of operations and to more clearly understand the impact that the Volcker rule and its limitations on proprietary trading activities is expected to have on your business going forward. However, we are unclear as to how you define “proprietary trading” activities and specifically how you distinguish them from “market-making” activities. Accordingly, please tell us and revise your future filings, including your risk factors, to clearly define what you consider to represent proprietary trading activities and explain how you distinguish them from market-making and other activities that are similar to but excluded from the definition of proprietary trading. In addition, to the extent possible, please provide us with a break-down of your sales and trading revenues for the most recent period by type of activity or purpose (e.g., market-making, proprietary trading, facilitation of client transactions, management of risk exposures, etc.). To the extent that such an analysis cannot be performed, tell us how you were able to quantify your proprietary trading revenues for the quarters ended March 31, 2011 and 2010.

Response:	In the First Quarter 2011 Form 10-Q, the Corporation disclosed the revenues generated by its proprietary trading activities for the quarters ended March 31, 2011 and 2010. We will continue to provide this disclosure in future filings and will also update our disclosures about the expected impact of the Volcker Rule as relevant regulations are finalized and implemented to the extent that such impact is reasonably quantifiable and such activities are material to the Corporation’s results of operations or financial condition. In addition, to the extent we believe that the information is required under Item 503(c) of Regulation S-K, in future filings, we will also include in our Risk Factor disclosure additional qualitative and quantitative disclosures about our proprietary trading activities, as appropriate.

The disclosure referred to above includes the net revenues associated with activities the Corporation has identified as proprietary trading. Such activities are conducted separately from our customer trading activities and, therefore, we are able to quantify the net revenues that are generated by these operations. Our proprietary trading operations involve trading activities in a variety of products, including stocks, bonds, currencies and commodities. In anticipation of the Volcker Rule’s prohibitions against proprietary trading becoming effective, we have substantially wound down our proprietary trading operation as of the end of the second quarter of 2011. In future filings, we will clarify our disclosure to discuss additional information regarding what we consider to represent our proprietary trading activities, if any. When evaluating our non-proprietary sales and trading results for each product area (e.g., equities, fixed-income, and commodities), we do not separately quantify the revenues generated by market making, client facilitation, risk management and other types of trading activity.

Notes to Consolidated Financial Statements

Note 9 – Representations and Warranties Obligations and Corporate Guarantees, page 164

33.	We note your disclosure on page 165 that generally the volume of unresolved repurchase claims from the FHA and VA for loans in GNMA-guaranteed securities is not significant because the requests are limited in number and typically resolved quickly. Please tell us in more detail how the repurchase claims process with the FHA and VA works. For example, tell us whether they submit repurchase claims to you, and if so, whether that process is similar to the GSEs. Additionally, tell us in more detail how it works for the delinquent loans that you purchased from the GNMA pools related to your servicing agreements with GNMA, and as part of your response, please tell us whether you have experienced greater delays in receiving reimbursement from GNMA.

Response:	The FHA provides insurance on mortgage loans and the VA provides a partial guarantee on mortgage loans. As a result, in the case of an actionable origination defect, HUD (with respect to FHA loans) and VA request that we indemnify them for the related loss by: 1) agreeing not to file a claim on the FHA insurance or VA guaranty, if no claim has been filed yet or 2) reimbursing HUD or VA, as applicable, for any losses they have paid out under the FHA insurance or VA guaranty, if a claim has been filed and paid. Since HUD and VA only provide insurance, they do not request that we repurchase the loans. HUD or VA submits requests for indemnification which are processed in a manner similar to the GSEs’ repurchase requests. However, the volume of requests has historically been low.

As it relates to delinquent loans that we have repurchased from GNMA pools, HUD or VA do not request that we indemnify them for their losses. However, if the loan was subject to an indemnification agreement as a result of an actionable origination defect, we are not entitled to make a claim under the FHA insurance or VA guaranty for losses on these loans and these loans are considered as part of our allowance for loan and lease losses process.

For loans repurchased from GNMA pools with valid FHA insurance or VA guarantees, the following summarizes our claims process. After a foreclosure sale is complete on a FHA loan, we submit a claim to HUD requesting reimbursement of principal and interest (Part A claims). Once we receive payment on the Part A claim, we convey the property to HUD and submit a second claim (Part B claim) for other costs such as costs incurred in the foreclosure process or costs to repair the property to a marketable state. For VA loans, we file a claim to VA for the lower of our loss on the disposition of the property or the VA guaranty amount. For claims filed with HUD and the VA, we have not encountered delays in our receipt of claims. However, as disclosed on page 68 of the First Quarter 2011 Form 10-Q, the Corporation voluntarily halted foreclosures in October 2010 as we began a review of our foreclosure processes and we had not resumed foreclosures on FHA-insured loans as of the date of the filing. We have also halted all claim submissions to HUD on FHA loans.

34.

We note that you recorded a significant provision for representations and warranties exposure related to GSE claims during the first quarter as a result of higher estimated repurchase rates based on higher than expected claims from the GSEs and HPI deterioration experienced during the period. Please provide us with a comprehensive analysis that more clearly explains the significant assumptions that changed during the first quarter that necessitated the need for such a substantial provision so soon after the settlement agreements were reached during the fourth quarter. In this regard, specifically address the higher than expected claims activity from the GSEs as well as the significance of the HPI deterioration observed during the period, versus your original expectations factored in as of December 31, 2010, including how such information was derived.

Response:	In the first quarter of 2011, the most significant driver of the GSE provision was an increase in the estimated repurchase rate from 10.2 percent at December 31, 2010 to 12.2 percent at March 31, 2011, which resulted in an increase in the required reserve of approximately $370 million. During the first quarter of 2011, repurchase requests from the GSEs increased 33 percent compared to the claims received in the fourth quarter of 2010, which represented the highest volume of claims seen to date and was not anticipated. Although we believe that part of the spike in volume may be attributable to the GSEs’ clearing of a backlog of claims likely created during the period of negotiation of the GSE Agreements, it is difficult to quantify how much of the increase in claims was driven by their clearing of the backlog and how much of the increase resulted from a change in the behavior of the GSEs which may continue into future periods.

Another factor was an increase in the severity of loss which resulted in an increase in the required reserve of approximately $170 million driven, in part, by a change in HPI from 142.14 at December 31, 2010 to 140 at March 31, 2011 or a 1.5 percent decline. The index is derived from Case Schiller MSA level data and is weighted on the representations and warranties portfolio. The Case Schiller MSA level data is available on a three-month lag (i.e., the data available at December 31, 2010 was as of September 30, 2010). Also contributing to the increase in severity of loss were higher losses on short sales, elongated times to foreclose and a refresh of the data with the more recent historical data. The remainder of the provision was related to periodic updates of other assumptions such as the projected collection rate from correspondent sellers and updates to portfolio statistics such as an increase in delinquency rates.

35.	As a related matter, we note that on page 169 you state that you believe your remaining exposure to repurchase obligations for first-lien residential mortgage loans sold directly to the GSEs has been accounted for as a result of the adjustments to the recorded liability for representations and warranties during the first quarter of 2011. However, you also state that future provisions could result if actual results are different from your assumptions regarding economic conditions, home prices and other matters. In light of the fact that these economic conditions are difficult to predict as they are outside your control, please revise your future filings to disclose your estimated loss or range of reasonably possible losses in excess of amounts accrued for GSEs separately, or include it as a part of your range of reasonably possible losses disclosed related to your non-GSE claims. To the extent that you believe the amount of reasonably possible losses in excess of the amounts accrued related to the GSEs is zero, please tell us the assumptions you have factored in for estimated repurchase rates and HPI.

Response:	Although we believe that it is reasonably possible that there will be losses related to the GSEs in excess of the amounts recorded, we were not able to estimate a loss or range of loss as a significant factor influencing the possible loss or range of possible loss and changes to repurchase rates that would be driven by changes in the behavior of the counterparties. If and how the behavior of the counterparties will change is not possible to predict. In future filings, if it is possible to estimate a possible loss or range of possible loss, we will disclose the possible loss or range of possible loss in excess of amounts recorded. If it is not possible to estimate such a range, we will disclose that it is not possible to estimate such a range and refer to the sensitivity analysis of the liability for representations and warranties that is currently included in complex accounting estimate section of our SEC filings (page 114 in the First Quarter 2011 Form 10-Q).

Rule 83 confidential treatment request made by Bank of America Corporation

Note 10 – Goodwill and Intangible Assets, page 171

36.	We note your disclosure on page 171 that the estimated fair value of your Consumer Real Estate Services reporting unit as a percent of the carrying amount at March 31, 2011 was 73 percent. We also note that you performed step two of the goodwill impairment test and ultimately concluded that the goodwill balance of $2.8 billion was not impaired as of March 31, 2011. Given the significant differences between the fair value and carrying value of the reporting unit, please describe the significant factors driving the lack of goodwill impairment in the reporting unit. For example, please tell us and disclose in future filings whether it is due to the fact that fair value in the loans in reporting unit are significantly below their carrying value, or if the fair value of your certain of your liabilities are significantly in excess of the carrying value, or some other factor.

Response:	The results of step one of the impairment test indicated that the $17.7 billion carrying amount of CRES, including goodwill, exceeded its estimated fair value of approximately $12.9 billion. Accordingly, we performed step two and allocated the estimated fair value to the CRES assets and liabilities. The results of step two of the goodwill impairment test indicated that the goodwill balance of $2.8 billion was not impaired. One of the primary reasons is that the fair value of the CRES assets, specifically the loans held for investment portfolio of approximately [***Redacted***], is below the carrying value by approximately [***Redacted***] as the estimated fair value of these loans reflects the current market’s negative adjustments, including an interest rate and a credit risk adjustment, a market participant would consider in determining the fair value of these loans. While not as significant, the fair value of CRES liabilities is in excess of their carrying value. Given the significance of these fair value adjustments, the amount of implied goodwill in step two of the CRES goodwill impairment test exceeded the book value of CRES goodwill in the three months ended March 31, 2011.

In connection with the sale of the lender-placed and certain property and casualty insurance assets and liabilities of Balboa Insurance Company, Inc. as of June 1, 2011, we allocated approximately $200 million of CRES goodwill to Balboa in determining the gain on the sale of Balboa based upon the relative fair value of the business sold. In addition, during the quarterly period ended June 30, 2011, we recorded impairment of the remaining $2.6 billion of CRES goodwill as a consequence of a reduction in the fair value of this business segment resulting from the recently announced settlement with The Bank of New York Mellon, as trustee, with respect to representations and warranties repurchase exposure and substantially all historical servicing claims on 530 legacy Countrywide issued private-label first-lien and second-lien residential mortgage-backed securitization trusts as well as the adverse impact of the incremental mortgage-related charges and continued economic slowdown on the mortgage business.

Note 19 – Mortgage Servicing Rights, page 192

37.	We note your disclosure on page 30 that the change in the value of the MSRs reflects the change in the discount rates and prepayment speed assumptions as well as the effect of changes in other assumptions, including the cost to service. We also note your disclosure on page 33 that the value of MSRs was negatively impacted by elevated servicing costs, including certain items outlined in the federal bank regulators’ consent order which reduced expected cash flows as well as your internal review of the foreclosure process conducted in the fourth quarter of 2010. However, it appears that despite the increased servicing costs experienced during the fourth quarter of 2010 and the first quarter of 2011, you recognized increases in your MSR values attributable to “other changes” during these same periods, which a footnote to the table indicates is due to changes in discount rates and prepayment speeds caused mainly due to changes in interest rates, as well as the effect of other changes in assumptions. To the extent that there are multiple factors affecting the valuation, and particularly where potentially offsetting changes in the valuation, the amounts due to the various factors should be separately discussed and quantified.

Response:

The $247 million of “other changes” in MSR fair value as shown in Note 19 – Mortgage Servicing Rights of the First Quarter 2011 Form 10-Q is comprised of a $226 million increase in fair value due to changes in model assumptions and inputs and an increase of $21 million due to mathematical changes in the model calculating the impact of basis risk (relationships between swap curves and mortgage rates, etc.). Changes in fair value resulting from changes in model assumptions and inputs include an increase of $709 million due primarily to actual changes in market rates of interest, a $528 million decrease due to changes in projected cash flows (primarily due to increases in the cost to service loans), an increase of $222 million due to the impact of changes in the Housing Price Index and a decrease of $177 million due to changes in prepayment assumptions.

In future filings, beginning with our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011, we will provide additional disclosure related to the factors that materially affect the valuation of the MSRs.

We believe the foregoing is responsive to the comments and questions raised the Staff. Further, we have reviewed the responses with our independent registered public accounting firm, PricewaterhouseCoopers LLP.

The adequacy and accuracy of the disclosure in the filings is the responsibility of the Corporation. The Corporation acknowledges to the Securities and Exchange Commission (SEC) that Staff comments or changes in disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings. The Corporation also acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings may not be asserted as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have further questions or require additional clarifying information, please call Randy Shearer, Financial Reporting and Policy Executive, at (980) 388-8433 or me at (980) 387-4997.

Sincerely,

/s/ John M. James

John M. James

Corporate Controller

cc: Bruce R. Thompson, Chief Financial Officer

Neil A. Cotty, Chief Accounting Officer

Edward P. O’Keefe, General Counsel

Thomas Pirolo, Partner, PricewaterhouseCoopers LLP